82-4545



уралсвязьинформ
открытое акционерное общество

614096, Россия, г. Пермь, ул. Ленина, 68
Тел. (3422) 34-12-00, факс (3422) 34-33-36
e-mail: usi@usi.ru internet: www.uralsviazinform.ru
р/с 40702810749020101137 в Западно-Уральском банке СБ РФ
к/с 30101810900000000603, БИК 045773603
ИНН 5902183094, ОКВЭД 64.20.11, ОКПО 01134530

26.11.2003 № 009/1-14-453

На № ______ от ______



The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.



SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. June 20 - October 1, 2003.

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

PROCESSED
APR 16 2004
THOMSON FINANCIAL

Исп. Roman V. Larin

Тел. +7 3422 135 475


уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.ru

July 3, 2003

Uralsvyazinform Annual General Meeting Results

On June 20, 2003 Uralsvyazinform held an Annual General Meeting of Shareholders. Approximately 76 % of the total number of issued common voting shares participated in the vote.

Shareholders took the following decisions in compliance with the Meeting's agenda: approval of the annual report, annual accounting, including profit and loss statement, profit distribution as of FY 2002.

The shareholders took a decision of 2002 dividend payment. The amount of 2002 dividend is RUR0.00394 per 1 common share, RUR0.0091 per 1 preferred share. The total volume of dividend payment would thus make 21.8 % of net profit of consolidated company in 2002. Dividend will be paid in cash. The deadline for payment is as follows: August, 19 – for preferred shares; December, 31 – for common shares.

The following persons were elected to the Board of Directors of the Company:

Adzhalov Vladimir Isfandeyarovich - Advisor to General Director of Rostelecom
Belov Vadim Evgenievich - Deputy General Director of OAO Svyazinvest
Bilibin Yuri Aleksandrovich - Assistant to General Director of OAO Svyazinvest
Chernogorodsky Sergei Valerievich - Deputy Director of Securities Department of OAO Svyazinvest
Grigorieva Alla Borisovna - Deputy Director – Head of Section at Corporate Governance Department of OAO Svyazinvest
Kozin Vladimir Vladimirovich - Director of Direct Investment and Property Department of OAO Svyazinvest
Levkovski Dmitry Vladimirovich - Vice-President of NCH Advisors, Inc.
Perminov Leonid Mikhailovich - Company shareholder
Rybakin Vladimir Ilyich - General Director of OAO Uralsvyazinform
Yurpalov Sergei Yurievich - Head of Economic Department at Russian President Authorized Representative's Office in Urals Federal District
Zholobov Vladimir Semyonovich - Lead Specialist of Corporate Governance Department of OAO Svyazinvest

The following persons were elected to the Audit Commission:

Baluyeva Svetlana Ivanovna - Deputy Chief Accountant of OAO Uralsvyazinform
Durnova Elena Alekseevna - Lead Specialist of Corporate Funding and Direct Investment Department of OAO Svyazinvest
Frolov Kirill Viktorovich - Lead Specialist of Internal Audit and Economic Analysis Department of OAO Svyazinvest
Kalashnikova Nadezhda Alekseevna - Deputy Director of Legal Department of OAO Uralsvyazinform, Head of Legal Department of Perm Division of OAO Uralsvyazinform

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru

Kukudzhanova Elena Nikolaevna - Lead Specialist of Internal Audit and Economic Analysis Department of OAO Svyazinvest
Podosinov Sergei Vladimirovich - Lead Specialist of Internal Audit and Economic Analysis Department of OAO Svyazinvest
Prokofieva Irina Viktorovna - Deputy Director – Head of Section at Internal Audit and Economic Analysis Department of OAO Svyazinvest

The meeting approved the Company auditor for 2003 – ZAO "Ernst & Young Vneshaudit". The amount of remuneration to the members of the Board of Directors was also approved. The rates (percent) for quarterly and annual remuneration to members of the Board of Directors total:
- 0.0043 % of Company net sales of goods, products, work, services for the fiscal quarter according the Company's accounting statement - to each member of the Board of Directors;
- 0.4 % of Company net profit as of the fiscal year according to the Company's accounting statement – to the Board of Directors totally.

The Meeting also validated revised Procedure of Annual General Meeting, amendments to Provision on Board of Directors and Audit Commission.

For additional information, please contact Investor Relations department:
tel. (007 3422) 903 978, 905 863, e-mail: investor@usi.ru

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336


уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.com

August 18, 2003

Uralsvyazinform effected the forth coupon payment on monetary bond issue

On August 18, 2003 Uralsvyazinform effected the forth coupon payment on monetary bond issue of 02 series. According to the Decision of Issue the bonds' overall nominal value amounts to RUR 1 bn, coupon interest rate – 17.5 % per annum, payable quarterly.

The outpaid interest per one bond with par value of RUR 1,000 made up RUR 43.15. The total value of payments amounted to RUR 43,150 thousand.

The Company's payment agent is Joint-Stock Commercial Bank "Svyaz-Bank", Moscow.

The Company's bond issue was placed with MICEX on August 22, 2002. The Organizers of placement were Renaissance Capital and Web-Invest Bank. At present the bonds are traded on MICEX and RTS.

For additional information, please contact Investor Relations department:
tel. (007 3422) 903 978, 905 863, e-mail: investor@usi.ru

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336


уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.com

August 19, 2003

Uralsvyazinform effected the dividend payment on the preferred shares

On August 19, 2003 Uralsvyazinform effected the dividend payment on the preferred shares. According to the Annual General Meeting Resolution, the preferred shares' overall dividend amounts to RUR 71,307 thous.

The outpaid dividend per one share with par value of RUR 0.12 made up RUR 0.0091.

The Company's payment agent for corporate investors is Joint-Stock Company "Registrator-Telecommunication", Moscow.

The Company's shares are traded on RTS.

For additional information, please contact Investor Relations department:
tel. (007 3422) 903 978, 905 863, e-mail: investor@usi.ru

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru


уралсвязьинформ

z
68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.ru

July 10, 2003

Uralsvyazinform Board of Directors appointed the Board of Managers

Uralsvyazinform Board of Directors appointed the Board of Managers.
The following persons were elected to the Board of Managers:

Vladimir I. Rybakin
General Director, owns 1.0335 per cent of the Uralsvyazinform stock capital
Sergei V. Akimenko
Director of Legal Department, owns 0.0003 per cent of the Uralsvyazinform stock capital
Andrei Y. Belobokov
Deputy General Director - Director for Commerce
Valeri I. Kashin
Deputy General Director - Director of Yamalo-Nenetski Subsidiary, owns 0.1125 per cent of the Uralsvyazinform stock capital
Sergei I. Kuzyaev
Deputy General Director - Economics and Finance Director
Eduard V. Lebedev
Deputy General Director - Director of Khanty-Mansyiski Subsidiary, owns 0.0864 per cent of the Uralsvyazinform stock capital
Vladimir I. Lokhtin
Director of Telecommunications Department of OAO Svyazinvest
Lidia V. Onuchina
Chief Accountant, owns 0.0109 per cent of the Uralsvyazinform stock capital
Oleg P. Orlov
Deputy General Director - Technology and Investment Director, owns 0.003 per cent of the Uralsvyazinform stock capital
Dmitry I. Samoilov
Director for Business Development and Corporate Governance
Victor P. Sanachev
Deputy General Director - Director of Perm Subsidiary, owns 0.4859 per cent of the Uralsvyazinform stock capital
Nikolai A. Saraev
Deputy General Director - Director of Tyumen Subsidiary, owns 0.1849 per cent of the Uralsvyazinform stock capital
Vitali V. Stoyanov
Deputy General Director - Director of Chelyabinsk Subsidiary, owns 0.0003 per cent of the Uralsvyazinform stock capital
Anatoly Y. Ufimkin
Senior Deputy Director, owns 0.227 per cent of the Uralsvyazinform stock capital
Yuri V. Shabalin
Deputy General Director - Director of Kurgan Subsidiary, owns 0.0054 per cent of the Uralsvyazinform stock capital

Date of Board of Managers' appointment: July 10, 2003.

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336


уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.ru

July 3, 2003

Change of interest in the stock capital held by a shareholder

Interest in Uralsvyazinform's stock capital belonging to the Depository Clearing Company, changed.

Share in the Uralsvyazinform stock capital before change: 4.8051 per cent;

Share in the Uralsvyazinform stock capital after change: 5.001 per cent

The appropriate registration of the share change was made on July 3, 2003.

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru